UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 20, 2018

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI REPORT FOR THE SIX MONTHS ENDED 30 JUNE 2018

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company”)

Report
for the six months ended 30 June 2018

Johannesburg, 20 August 2018 - AngloGold Ashanti is pleased to provide its financial and operational update for the six-month period ended 30 June 2018.

•	Strong first half of 2018; production from retained operations up 4% year-on-year

•	All-in sustaining costs decreased 5% to $1,020/oz versus first half of 2017

•	Adjusted EBITDA up 19% to $723m versus first half of 2017

•	Free cash flow for H1 2018 improved by $110m year-on-year, from -$161m to -$51m

•	Q2 2018 Free cash flow generation of $19m, from an outflow of $41m in Q2 2017

•	Guidance remains on track on all metrics

•	Full-year production expected at the top end, and costs trending towards lower end, of guidance

•	Net debt down 17% year-on-year, to $1.786bn; Net debt to Adjusted EBITDA ratio of 1.12 times

•	South African footprint reduced after completion of Vaal River asset sales

•	Obuasi agreements successfully delivered and ratified, paving way for project development

•	Key brownfields projects remain on track and on budget

•	All-injury frequency rate down 31% from H1 2017; the lowest level in the Company’s history

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2018	2017	2017
			Restated	Restated
		US Dollar / Imperial
Operating review
Gold
Produced	- oz (000)	1,629	1,748	3,755
Sold	- oz (000)	1,651	1,790	3,772

Produced from retained operations	- oz (000)	1,578	1,517	3,279

Financial review
Gold income	- $m	1,922	2,032	4,356
Cost of sales	- $m	1,602	1,790	3,736
Total cash costs	- $m	1,281	1,339	2,863
Gross profit	- $m	410	325	784

Price received *	- $/oz	1,310	1,231	1,251
All-in sustaining costs *	- $/oz	1,020	1,071	1,054
All-in costs *	- $/oz	1,110	1,144	1,126
Total cash costs *	- $/oz	823	796	792

Profit (loss) attributable to equity shareholders	- $m	33	(176)	(191)
	- cents/share	8	(43)	(46)
Headline earnings (loss)	- $m	99	(89)	27
	- cents/share	24	(22)	6
Adjusted headline earnings (loss) *	- $m	85	(93)	9
	- cents/share	21	(23)	2
Net cash flow from operating activities	- $m	321	321	997
Free cash inflow (outflow) *	- $m	(51)	(161)	1
Total borrowings	- $m	2,051	2,366	2,268
Net debt *	- $m	1,786	2,151	2,001
Capital expenditure	- $m	335	454	953

Notes: * Refer to "Non-GAAP disclosure" for definition.		$ represents US Dollar, unless otherwise stated.
		For restatements refer note 16.
		Rounding of figures may result in computational discrepancies.

Published : 20 August 2018
June 2018

Operations at a glance
for the six months ended 30 June 2018
	Production		Cost of sales		All-in sustaining costs[1]		Total cash costs [2]		Gross profit (loss)
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$m	Year-on-year $m Variance [3]
SOUTH AFRICA	257	(41)	(352)	(38)	1,306	4	1,152	6	(10)	18
Vaal River Operations	51	(71)	(76)	(65)	1,445	24	1,307	30	1	(6)
Kopanang	12	(72)	(28)	(64)	2,076	23	2,007	36	(9)	11
Moab Khotsong	39	(70)	(48)	(66)	1,250	25	1,086	28	10	(17)
West Wits Operations	119	(27)	(171)	(31)	1,359	(8)	1,153	(8)	(13)	30
Mponeng	119	12	(171)	24	1,359	6	1,147	10	(13)	(8)
TauTona	—	(100)	—	(100)	—	(100)	—	(100)	—	38
Total Surface Operations	87	(6)	(104)	6	1,146	14	1,061	9	3	(6)

INTERNATIONAL OPERATIONS	1,372	4	(1,509)	4	948	(4)	769	10	442	104

CONTINENTAL AFRICA	695	5	(788)	6	939	(3)	816	13	185	42
DRC
Kibali - Attr. 45% [4]	168	32	(195)	7	876	(26)	699	(20)	32	50
Ghana
Iduapriem	126	18	(117)	21	928	(10)	781	(8)	57	21
Obuasi	—	(100)	4	276	—	—	—	—	4	—
Guinea
Siguiri - Attr. 85%	127	(19)	(139)	(23)	826	4	798	12	50	(10)
Mali
Morila - Attr. 40% [4]	15	22	(19)	30	1,319	10	1,075	8	1	—
Sadiola - Attr. 41% [4]	30	(1)	(36)	13	1,050	11	980	14	4	(2)
Tanzania
Geita	229	—	(284)	20	1,030	10	891	60	30	(16)
Non-controlling interests, exploration and other			(21)	(23)					9	(1)

AUSTRALASIA	306	20	(290)	16	1,052	(3)	790	2	100	35
Australia
Sunrise Dam	153	43	(149)	25	1,124	(3)	888	(9)	46	32
Tropicana - Attr. 70%	153	3	(132)	10	938	(1)	655	14	64	1
Exploration and other			(10)	(16)					(10)	2

AMERICAS	371	(6)	(430)	(7)	877	(9)	662	7	157	27
Argentina
Cerro Vanguardia - Attr. 92.50%	141	1	(179)	(8)	657	(17)	489	—	85	21
Brazil
AngloGold Ashanti Mineração	175	(11)	(188)	(5)	999	—	761	19	53	(8)
Serra Grande	55	(4)	(64)	(12)	1,075	(18)	802	(8)	10	10
Non-controlling interests, exploration and other			1	41					8	4

Total	1,629	(7)			1,020	(5)	823	3

OTHER			8	432					15	12

			(1,852)	(8)					447	134

Equity accounted investments included above			250	10					(37)	(49)

AngloGold Ashanti			(1,602)	(10)					410	85

[1] Refer to note C under "Non-GAAP disclosure" for definition.
[2] Refer to note D under "Non-GAAP disclosure" for definition.
[3] Variance June 2018 six months on June 2017 six months - increase (decrease).
[4] Equity accounted joint ventures.

Financial and Operating Report

FINANCIAL AND CORPORATE REVIEW (1)
AngloGold Ashanti continued to deliver on its strategy to improve free cash flow and returns, with a strong first-half operating and financial result. Production from retained operations increased by 4% year-on-year, which along with good cost control and a higher gold price, helped drive improvements in earnings and free cash flow. Productivity rates, up 58% from 2012, continued to improve as the effects of portfolio restructuring became evident, brownfields investments started to yield returns, and operational efficiency initiatives gained traction. Strong progress on many fronts allowed AngloGold Ashanti to maintain guidance across all metrics with production expected at the top end of the range and costs trending towards the lower end of the range.
The sale of the Vaal River underground mines was completed at the end of February, and the proceeds were immediately applied to reduce debt and further improve balance sheet flexibility. Brownfields projects remained on track and on budget. The ratification of investment agreements by Ghana’s Parliament in June 2018 allowed the redevelopment of the high-grade Obuasi Gold Mine to commence in earnest.
“We continued to improve our portfolio, strengthen our balance sheet and increase productivity, all of which are the cornerstones of our strategy to improve free cash flow and returns over the long term,” Chief Executive Officer Srinivasan Venkatakrishnan said. “The business is in good shape - production is strong, costs are improving and our pipeline is well stocked with options.”
Group Operating Performance
Production from retained operations for the first six months of 2018 (excluding Moab Khotsong, Kopanang and TauTona mines) was 1.578Moz at a total cash cost of $807/oz, compared to 1.517Moz at a total cash cost of $740/oz for the first six months of 2017. All-in sustaining costs (AISC) for these retained operations were $1,005/oz for the first six months of 2018, compared to $1,030/oz in the same period last year.

The International Operations achieved a 4% year-on-year reduction on AISC to $948/oz during the first half of 2018 from $988/oz during the first half of 2017, alongside a 4% increase in production to 1.372Moz from 1.313Moz.

Total production for the group, including those operations either sold or closed earlier this year, was 1.629Moz at a total cash cost of $823/oz for the six months ended 30 June 2018, compared to 1.748Moz at a total cash cost of $796/oz in the first six months of 2017. AISC for this set of assets fell 5% to $1,020/oz, versus $1,071/oz in the first half of 2017.

There was a $16/oz improvement in group total cash costs from the first to the second quarter of this year, reflecting a positive trend in performance as the Operational Excellence initiative starts to gain traction. This trend is expected to continue over the remainder of the year and beyond, as underground production at Kibali continues to ramp up, Sunrise Dam’s improving productivity trend continues, Brazil recovers from minor disruptions related to a nationwide trucker strike during the first half of this year, and South Africa completes its restructuring and ramp-up at Mponeng’s below 120 area.
Group Cash Flow and Earnings
Free cash flow for the six months ended 30 June 2018 improved by $110m to an outflow of $51m from an outflow of $161m in the first six months of last year. Free cash flow of $19m was recorded during the second quarter of the year. The year-on-year movement in free cash flow was aided by a higher gold price received, lower capital expenditure and an improved operating performance, and was partially offset by a reduction in gold sold and the lock-up of $29m indirect taxes in Tanzania ($19m) and the Democratic Republic of Congo ($10m). The Company generated $13m of free cash flow before investment of growth capital during the first six months of the year.

The Company reported basic earnings attributable to shareholders of $33m, or 8 US cents per share for the first six months of 2018. This includes the adverse impact of $66m, or 16 US cents per share (post-tax) related to the impairment of the Mine Waste Solutions Uranium plant in South Africa, given that, under current market conditions, the plant is unlikely to be utilised. This compared to a loss of $176m, or 43 US cents per share in the first half of last year, which included impairments on certain South African assets of $86m, or 21 US cents per share (post tax).
Adjusted headline earnings were $85m, or 21 US cents per share, for the first six months of 2018 versus a loss of $93m, or 23 US cents per share in the first half of 2017. Increases in adjusted headline earnings were due mainly to the improved operating performance and the higher gold price received.
Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) grew 19% to $723m, during the first half of 2018, compared to $610m in the first half of last year, which included the $63m pre-tax impact from the silicosis class-action law suit settlement provision made last year.
Net debt declined by 17% to $1.786bn at 30 June 2018, from $2.151bn at the same time last year. The balance sheet remains robust, with the $1bn US Dollar RCF undrawn, A$325m undrawn on the A$500m Australian dollar RCF, approximately R4.5bn available from the South African RCF's and other facilities, and cash and cash equivalents of $215m, at 30 June 2018.

The ratio of Net debt to Adjusted EBITDA at the end of June was 1.12 times, compared to 1.56 times at 30 June 2017. The current Net debt to Adjusted EBITDA ratio falls well below the covenant ratio of 3.5 times which applies under the revolving credit facilities, and also below AngloGold Ashanti’s own target of 1.5 times, through the cycle

(1) Production and financial results from retained operations for the six months ended 30 June 2018 have been presented as part of this financial and corporate review. Retained operations exclude any results from Moab Khotsong, Kopanang and TauTona and these results have been provided for illustrative purposes only. This information constitutes pro forma information.

Capital expenditure (including equity accounted investments) decreased by 26% from $454m for the six months ended 30 June 2017 to $335m for the six months ended 30 June 2018. This decrease was largely due to a decrease in capital expenditure in South Africa, the Americas and in Continental Africa. It is expected that group capital expenditure will increase in the second half of the year relative to the first half, in line with past trends, whilst remaining within the guided range.

Summary of six months-on-six months operating and cost variations:

Particulars	Six months ended June 2018	Six months ended June 2017	% Variation six months vs prior year six months	Six months ended June 2018 Excluding Closed and sold operations	Six months ended June 2017 Excluding Closed and sold operations	% Variation six months vs prior year six months
Operating review Gold
Production (kozs)	1,629	1,748	(7)	1,578	1,517	4

Financial review
Gold price received ($/oz)	1,310	1,231	6	1,310	1,231	6
Total cash costs ($/oz)	823	796	3	807	740	9
Corporate & marketing costs ($m) *	37	35	6	37	35	6
Exploration & evaluation costs ($m)	46	62	(26)	46	62	(26)
All-in sustaining costs ($/oz) **	1,020	1,071	(5)	1,005	1,030	(2)
All-in costs ($/oz) **	1,110	1,144	(3)	1,099	1,114	(1)
Adjusted EBITDA ($m)	723	610	19	722	594	22

Cash inflow from operating activities ($m)	321	321	—	320	312	3
Free cash outflow ($m)	(51)	(161)	68	(44)	(130)	66
Free cash outflow excluding SAR redundancies ($m)	(12)	(152)	92	(5)	(121)	96

Capital expenditure ($m)	335	454	(26)	328	414	(21)

* Includes administration and other expenses.
** World Gold Council standard, excludes stockpiles written off.
2018 Guidance Update

		Guidance	Notes
Production (000oz)		3,325 - 3,450	Includes two months production from Moab Khotsong and Kopanang at ~30koz per month
Costs	All-in sustaining costs ($/oz)	990 - 1,060	See economic assumptions below
	Total cash costs ($/oz)	770 - 830
Overheads	Corporate costs ($m)	70 - 80
	Expensed exploration and study costs ($m)	115 - 125	Including equity accounted joint ventures
Capex	Total ($m)	800 - 920
	Sustaining capex ($m)	600 - 670
	Non-sustaining capex ($m)	200 - 250	Expenditure related to Obuasi, Siguiri Hard Rock project, Kibali and Mponeng
Depreciation and amortisation ($m)		775
Depreciation and amortisation - included in equity accounted earnings ($m)		150	Earnings of associates and joint ventures
Interest and finance costs ($m) - income statement		140
Other operating expenses ($m)		90	Primarily related to the costs of care and maintenance
The 2018 guidance is maintained at the previous levels reported, with production expected at the top end of the range and costs trending towards the lower end of the range. Economic assumptions have been adjusted as follows: ZAR12.90/$, $/A$0.76, BRL3.56/$, AP25.06/$; Brent $74/bl.

Both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2017, filed with the United States Securities and Exchange Commission (SEC).

OPERATING HIGHLIGHTS

International operations have delivered a reduction in AISC, reflecting the results of the intensified work on the Operational Excellence initiative. The Company continued to deliver on its strategic objective to improve the quality of its portfolio, as the higher spending on capital in the last year has begun to bear fruit. There have been delays in permitting in Brazil, which although now resolved, are expected to have only a minor impact on the region’s production for the year.

The Continental Africa region posted a strong operating performance, led by higher grades and volumes at Iduapriem, and also at Kibali where underground production continued to ramp up. Inflationary pressure, dominated by higher fuel prices, led to higher total cash costs year-on-year of $816/oz, up from $721/oz in the first half of 2017. Quarter-on-quarter production rose 21% to 380,000oz at the end of the second quarter, compared to 314,000oz in the first quarter, and total cash costs improved quarter-on-quarter to $794/oz, down $48/oz, or 6% from the first quarter.

In Ghana, Iduapriem produced 126,000oz at a total cash cost of $781/oz for the six months ended 30 June 2018, compared to 107,000oz at a total cash cost of $847/oz in the same period in 2017. Production increased by 18% as a result of a 7% increase in recovered grade from mining of marginally higher grade areas and an 11% increase in tonnage treated due to improved plant reliability and utilisation compared to the previous period. Total cash costs per ounce decreased by 8% mainly due to the higher gold production, partly offset by higher mining costs from higher volumes mined and increased fuel prices. Obuasi remained in care and maintenance during the period.

In Mali, Morila's production increased by 22% to 15,000oz for the six months ended 30 June 2018 as a result of a 37% increase in recovered grade as the operation recommenced mining activities in N’tiola pit with access to higher grade ore, compared to tailings treatment in the previous period. Morila produced 12,000oz in the same period last year. At Sadiola, production was 30,000oz at a total cash cost of $980/oz for the six months ended 30 June 2018, compared to 31,000oz at a total cash cost of $862/oz in the same period last year. Production decreased in line with reduced recovered grade as the mine transitions to a stockpile treatment plan, partly offset by a 1% increase in tonnage throughput. Total cash costs per ounce increased because of stockpile treatment transition costs, full grade ore stockpile utilisation and lower production compared to the previous period.

In Guinea, at Siguiri, lower planned grades resulted in lower production and higher costs.  In Tanzania, at Geita, the increase in treated volumes was offset by a 6% drop in recovered grades and additional cost pressures from higher fees and royalties when compared to the first half of last year. However, Geita’s total cash costs remained flat quarter-on-quarter.

In the Americas region, production declined mainly due to lower tonnes treated in Brazil, where operations were impacted by a 10-day trucker strike in the region.

In Brazil, at AngloGold Ashanti Mineração, production was 11% lower due to lower grades and less tonnes treated. Cuiabá was impacted by lower tonnages and challenges accessing high-grade areas. Córrego do Sítio was mainly affected by lower grades.

At Serra Grande, production was 55,000oz for the six months ended 30 June 2018, compared to 57,000oz for the same period last year, due to lower tonnages mined and treated, partially offset by higher grade. Total cash cost was at $802/oz for the six months ended 30 June 2018, a decrease of 8%, compared to a total cash cost of $876/oz in the same period last year. Such decrease is mainly due to contributions from the higher grades and the favourable impact of exchange rates, partly offsetting lower volumes, stockpile movements and higher inflation.

In Argentina, Cerro Vanguardia’s production and costs remained relatively flat. The operation experienced unfavourable stockpile movements, due to lower tonnes mined and higher tonnes treated, which was partially ameliorated by lower heap leach costs.  Higher inflation also impacted costs negatively, following the second round of wage negotiations during the period. These negative effects were attenuated by the continued weakening of the Argentine peso and favourable efficiencies derived from lower spending on fuel, lubricants, energy, mine contractors, maintenance services, explosives and spare parts. Higher by-product income due to higher volumes sold was partially offset by the lower average silver price.

The Australia region produced 306,000oz at a total cash cost of $790/oz, compared to 255,000oz at a total cash cost of $775/oz in the same period last year. AISC for the first half of 2018 was $1,052/oz compared to $1,083/oz in the first half of last year. The 20% increase in gold production was largely due to a significant lift in the contribution from Sunrise Dam.

At Sunrise Dam the successful implementation of a strategy to lift mined grade and underground ore production resulted in a 43% increase in gold production to 153,000oz for the first half of 2018 compared to 107,000oz in the same period last year. The total cash costs decreased by 9% to $888/oz for the six months ended 30 June 2018 from $977/oz in the first half of 2017, largely due to the higher gold production. The Recovery Enhancement Project (REP) at Sunrise Dam, involving the addition of a flotation and ultra-fine circuit, was successfully commissioned on schedule in June. The REP is expected to deliver an average increase in gold recovery of 8%.

Tropicana’s production (70%) was 153,000oz for the six months ended 30 June 2018, an increase of 3% compared to the output in the amount of 148,000oz in the same period last year. The total cash costs increased by 14% to $655/oz for the six months ended 30 June 2018, compared to $575/oz in the first half of 2017. The increase in the cash cost was due to a lesser proportion of waste mining being allocated to capital in the first half of 2018 compared to the corresponding period last year. During the first half of 2018, concrete works were completed for installation of a second, 6MW ball mill in the Tropicana processing plant. This project is on schedule for completion at the end of 2018.

The South Africa region produced 257,000oz at a total cash cost of $1,152/oz for the six months ended 30 June 2018, compared to 435,000oz at a total cash cost of $1,092/oz in the same period in 2017. Total cash costs increased 6% year-on-year given inflationary pressure, particularly in wages, power and consumables, and the negative impact of the exchange rate as the Rand remained stronger against the US Dollar during the half year.

Production from retained operations (excluding Moab Khotsong and Kopanang which were sold, and TauTona undergoing orderly closure), was up 1% year-on-year to 206,000oz at a total cash cost of $1,115/oz for the six months ended 30 June 2018, compared to 204,000oz at a total cash cost of $1,014/oz in the same period in 2017. AISC from the retained operations was $1,269/oz for the first half of 2018, up from

$1,166/oz for the first half of 2017, with the increase attributable mainly to the 10% rise in cash costs year-on-year. The restructuring of the asset portfolio in South Africa, announced in May 2018, is underway to ensure that both on- and off-mine cost structures are appropriate for the considerably smaller production base. Discussions with affected employees and their representatives in organised labour are in progress and are anticipated to be completed in the second half of the year.

Mponeng delivered a 12% production improvement year-on-year at 119,000oz at a total cash cost of $1,147/oz for the six months ended 30 June 2018, compared to 106,000oz at a total cash cost of $1,046/oz in the same period in 2017. The improvement was mainly a result of a higher reef value and the operation improving mining practices. Total cash costs were 10% higher year-on-year, mainly due to inflationary increases and the negative impact of the Rand/US Dollar exchange rate.

Surface Operations produced 87,000oz at a total cash cost of $1,061/oz for the six months ended 30 June 2018, compared to 92,000oz at a total cash cost $970/oz in the same period in 2017. Production at the Vaal River Surface Sources was impacted by the sale of Mispah and West Gold plants. West Wits Surface Sources’ production was down for the first six months of the year as a result of the low-grade areas reclaimed at the Savuka marginal ore dumps and the tailings storage facilities.

Mine Waste Solutions’ production was assisted by significant recovery improvements (four percentage points higher), as the operations reverted to normal production levels compared to the first half of 2017, which was impacted by significant storms.

The Vaal River operations, which included Moab Khotsong and Kopanang, produced 51,000oz at a total cash cost of $1,307/oz for the six months ended 30 June 2018, compared to 174,000oz at a total cash cost of $1,003/oz in the same period in 2017. The decrease in production results from the fact that only two months of contribution from the mines, which were sold on 28 February 2018, have been reflected.

SAFETY UPDATE
It is with great sadness that we report three fatalities in the first half of 2018. The South Africa region suffered two fatal accidents. At Moab Khotsong a tramming accident caused one fatality and at Mponeng a mechanical loader operator was fatally injured in a seismic fall of ground. In Brazil there was one fatality following an electricity-related incident. AngloGold Ashanti remains committed to establishing and adhering to the best safety practices in the industry. The group’s All-Injury Frequency Rate, the broadest measure of workplace safety, was 5.6 injuries per million hours worked for the six months ended 30 June 2018, down 31% from the first half of last year and its lowest level in the Company’s history.

UPDATE ON CAPITAL PROJECTS

Kibali
At Kibali, the underground ore production has now stabilised at planned capacity and the underground materials handling system and ore hoisting via the shaft is on track to reach name plate capacity. The total underground ore tonnes mined for the first half of the year are 1,686t (compared to 1,595kt in the same period last year), of which 1,194kt were hoisted (compared to 118kt in the same period last year). In addition, 5km of development was completed from the declines. The third hydropower station at Azambi is still on track for completion in the second half of 2018. Construction of the next phase of tailings storage facility was initiated at the end of 2017, providing additional capacity for carbon in leach (CIL) tails and is scheduled for completion in the second half of 2018.

Mponeng Phase 1 and 2
Phase 1 was negatively impacted by a fatal accident which occurred on 126 level in April 2018. This fatal accident caused a delay in the ore reserve development and also had an impact on the construction activities to a lesser extent. Progress on the construction activities was as follows:

•	Water Management Infrastructure - piping installation completed;

•	Ore Handling Infrastructure - construction completed with commissioning planned for the third quarter of 2018;

•	The reef pass between 123 and 126 level is delayed due to the breakdown on the raiseborer reamer head. This is an additional scope to overcome congestion on 123 level tramming;

•
The ventilation hole from 116 level to decline 3 was stopped due to repeated non-compliance in accuracy by the contractor. A procurement process has been initiated for the replacement of the contractor; and

•	Ore Reserve Development at 126 level - encountered slow advance rates in areas of high geological complexity, which require additional secondary support.

The Mponeng feasibility study
A technical review was undertaken in the period ended June 2018, resulting in various technical recommendations which include optimising capital expenditure, and conducting further studies in the ventilation and tailing storage strategies.

The Technology Innovation project has been scaled down in line with the accelerated closure of the TauTona mine. Work continues to establish the site for the High Strength Backfill (HSB) plant at Mponeng mine. However, delays were encountered in the development of the excavation and it is estimated that the plant construction will now commence in third quarter of 2018.

Siguiri Combination Plant
Siguiri is undergoing construction of a new Combination Plant, which is expected to be completed by year end and will allow for the treatment of harder rock.  Most of the civil work is nearing completion, which is anticipated by the third quarter of the year. The mill was lifted into position and the installation of the secondary and tertiary crushers was completed during the first half of the year. The conversion of the carbon-in-leach tanks has been completed. Construction of the new power plant, to meet additional power requirements, will be ready for commercial operations during the fourth quarter, as planned.

Obuasi project
In June 2018 the parliament of Ghana ratified the development and fiscal agreement for the redevelopment of Obuasi. After considering the environmental impact statements for the project, the EPA issued the permits for the project. Work has started in earnest towards the redevelopment of the Obuasi high-grade orebody, including commencement of the recruitment of the project and operating teams. Detailed planning for execution and preparation for early works contracts continue, with focus on redeveloping the mine into a modern and mechanised operation. AUMS, through its 70/30 JV with Rocksure International (a Ghanaian mining contractor), is the preferred contractor for delivery of underground mining services. Negotiations of the final contract terms and conditions are well advanced with an expectation that project works will commence later in 2018.  The joint venture will trade under the name Underground Mining Alliance Limited. The project will be developed in two phases; the first phase will enable a production rate of 2,000tpd and first gold is expected in late 2019, while the second phase will enable production to be increased to 4,000tpd, approximately 12 months later, toward the end of 2020.

CORPORATE UPDATE

CEO Transition
On 23 July 2018, the Company announced the appointment of Kelvin Dushnisky as chief executive officer (CEO) and an executive director of the Board of Directors of AngloGold Ashanti, effective 1 September 2018. Mr. Dushnisky, who will relocate to Johannesburg, where AngloGold Ashanti is based, replaces outgoing CEO Srinivasan Venkatakrishnan (Venkat), who departs at the end of August 2018 for a role at London-based Vedanta Resources. Venkat will cease to be a member of the Company's Board of Directors with effect from 31 August 2018.

Obuasi Arbitration Proceedings Resolved
The Obuasi mine, operated by AngloGold Ashanti (Ghana) Limited, had been the subject of a dispute with the Republic of Ghana since February 2016, when military protection was withdrawn from the mine and the site was being overrun by illegal miners for close to nine months.

The case was registered with the International Centre for Settlement of Investment Disputes on 2 May 2016, with the Company filing an urgent request for provisional measures on 3 June 2016. This request was eventually voluntarily suspended following the gradual restoration of law and order at the mine under the directive of the Minerals Commission from October 2016 onwards.

AngloGold Ashanti (Ghana) Limited proceeded to file a memorial on the merits in April 2017. Shortly thereafter, the parties by mutual agreement suspended the proceedings in order to explore an amicable resolution to the dispute. The dispute has now been resolved to the parties’ mutual satisfaction and the Company has submitted a request to the Tribunal on 19 July 2018 that the proceedings be discontinued. Further, the Ghanaian Parliament has ratified a number of regulatory and fiscal agreements with the Company in relation to the redevelopment of the mine into a modern and mechanised operation, marking an important step for the mine’s future.

DRC Mining Code and Regulations amendment
In the DRC, the Mining Code and Regulations have been amended with an updated Mining Code which came into effect on 9 March 2018 (2018 Mining Code) and the related amended Mining Regulations which came into effect on 8 June 2018, although the regulations were only actually published in July 2018 so have only recently started being enforced. Kibali Goldmines SA is considering all its options to protect its vested rights under the 2002 Mining Code, as well as the specific state guarantees it previously received, including preparing for international arbitration. In addition, it continues to engage with the government to find alternative solutions which would be mutually acceptable to both parties, including through the application of Article 220 of the 2018 Mining Code, which affords benefits to mining companies in landlocked infrastructurally challenged provinces, such as where Kibali is located.

EXPLORATION
See the Exploration Update document on the Company's website (www.anglogoldashanti.com) for an update on both Brownfields and Greenfields exploration programmes.

EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146	Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Fax: +27 (0) 11 772 4000 Docex 123 Randburg ey.com

Independent auditor’s review report on the Condensed Consolidated Financial Statements for the six months ended 30 June 2018 to the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the Company) contained in the accompanying interim report on pages 9 to 29, which comprise the accompanying condensed consolidated statement of financial position as at 30 June 2018, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the six months then ended, and selected explanatory notes.

Directors’ Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures and evaluating the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the six months ended 30 June 2018 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the IASB, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.
Director - Ernest Adriaan Lodewyk Botha
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton
Johannesburg, South Africa
16 August 2018

A member firm of Ernst & Young Global Limited.
A full list of Directors is available on the website.
Chief Executive: Ajen Sita

GROUP – INCOME STATEMENT

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2018	2017	2017
US Dollar million	Notes	Reviewed	Restated	Restated

Revenue from product sales	2	2,002	2,113	4,510
Cost of sales	3	(1,602)	(1,790)	(3,736)
Gain (loss) on non-hedge derivatives and other commodity contracts		10	2	10
Gross profit		410	325	784
Corporate administration, marketing and other expenses		(37)	(35)	(64)
Exploration and evaluation costs		(46)	(62)	(114)
Other operating expenses	4	(57)	(40)	(88)
Special items	5	(151)	(253)	(438)
Operating profit (loss)		119	(65)	80
Interest income		9	8	15
Other gains and (losses)		3	(4)	(11)
Finance costs and unwinding of obligations	6	(85)	(83)	(169)
Share of associates and joint ventures' profit (loss)	7	40	(9)	22
Profit (loss) before taxation		86	(153)	(63)
Taxation	8	(43)	(12)	(108)
Profit (loss) after taxation		43	(165)	(171)

Allocated as follows:
Equity shareholders		33	(176)	(191)
Non-controlling interests		10	11	20
		43	(165)	(171)

Basic profit (loss) per ordinary share (cents) (1)		8	(43)	(46)
Diluted profit (loss) per ordinary share (cents) (2)		8	(43)	(46)
(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

The financial statements for the six months ended 30 June 2018 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr Ian Kramer (CA (SA)), the Group's VP: Finance. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group's Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the Group's Chief Executive Officer. The financial statements for the six months ended 30 June 2018 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc.

Any forward looking financial information disclosed in this results announcement has not been reviewed or audited or otherwise reported on by Ernst & Young Inc.

Certain information presented in this results announcement constitutes pro forma financial information. This information is the responsibility of the Company’s board of directors and is presented for illustrative purposes only. Because of its nature the pro forma financial information may not fairly present the Company’s financial information, changes in equity and results of operations or cash flows. This information has not been reviewed or audited or otherwise reported on by Ernst & Young Inc.

GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

Profit (loss) for the period	43	(165)	(171)

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(102)	83	123
Net gain (loss) on available-for-sale financial assets	—	3	20
Release on impairment of available-for-sale financial assets	—	1	3
Release on disposal of available-for-sale financial assets	—	—	(6)
Deferred taxation thereon	—	2	8
	—	6	25
Items that will not be reclassified subsequently to profit or loss:
Net gain (loss) on equity investments	25	—	—
Actuarial gain (loss) recognised	—	—	8
Deferred taxation thereon	—	—	(2)
	25	—	6

Other comprehensive income (loss) for the period, net of tax	(77)	89	154

Total comprehensive income (loss) for the period, net of tax	(34)	(76)	(17)

Allocated as follows:
Equity shareholders	(44)	(87)	(37)
Non-controlling interests	10	11	20
	(34)	(76)	(17)

GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at	As at
		Jun	Jun	Dec
		2018	2017	2017
US Dollar million	Note	Reviewed	Reviewed	Audited

ASSETS
Non-current assets
Tangible assets		3,478	4,105	3,742
Intangible assets		131	150	138
Investments in associates and joint ventures		1,504	1,464	1,507
Other investments		150	139	131
Inventories		91	87	100
Trade, other receivables and other assets		73	35	67
Deferred taxation		5	5	4
Cash restricted for use		34	37	37
		5,466	6,022	5,726

Current assets
Other investments		6	7	7
Inventories		646	681	683
Trade, other receivables and other assets		252	287	222
Cash restricted for use		19	19	28
Cash and cash equivalents		215	164	205
		1,138	1,158	1,145
Non current assets held for sale		—	—	348
		1,138	1,158	1,493

Total assets		6,604	7,180	7,219

EQUITY AND LIABILITIES
Share capital and premium	10	7,157	7,124	7,134
Accumulated losses and other reserves		(4,552)	(4,522)	(4,471)
Shareholders' equity		2,605	2,602	2,663
Non-controlling interests		36	31	41
Total equity		2,641	2,633	2,704

Non-current liabilities
Borrowings		2,004	2,312	2,230
Environmental rehabilitation and other provisions		868	944	942
Provision for pension and post-retirement benefits		111	125	122
Trade, other payables and deferred income		2	7	3
Deferred taxation		359	423	363
		3,344	3,811	3,660

Current liabilities
Borrowings		47	54	38
Trade, other payables, deferred income and provisions		536	628	638
Taxation		36	54	53
		619	736	729
Non current liabilities held for sale		—	—	126
		619	736	855

Total liabilities		3,963	4,547	4,515

Total equity and liabilities		6,604	7,180	7,219

GROUP – STATEMENT OF CASH FLOWS

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited
Cash flows from operating activities
Receipts from customers	1,981	2,101	4,534
Payments to suppliers and employees	(1,613)	(1,684)	(3,383)
Cash generated from operations	368	417	1,151
Dividends received from joint ventures	49	—	6
Taxation refund	—	11	14
Taxation paid	(96)	(107)	(174)
Net cash inflow (outflow) from operating activities	321	321	997

Cash flows from investing activities
Capital expenditure	(293)	(390)	(829)
Expenditure on intangible assets	—	(1)	(1)
Proceeds from disposal of tangible assets	310	2	7
Other investments acquired	(54)	(54)	(91)
Proceeds from disposal of other investments	76	46	78
Investments in associates and joint ventures	(5)	(20)	(27)
Loans advanced to associates and joint ventures	(3)	(3)	(6)
Cash payment to settle the sale of environmental trust fund	(32)	—	—
Decrease (increase) in cash restricted for use	9	—	(8)
Interest received	7	8	15
Net cash inflow (outflow) from investing activities	15	(412)	(862)

Cash flows from financing activities
Proceeds from borrowings	283	331	815
Repayment of borrowings	(500)	(167)	(767)
Finance costs paid	(66)	(67)	(138)
Dividends paid	(39)	(58)	(58)
Net cash inflow (outflow) from financing activities	(322)	39	(148)

Net increase (decrease) in cash and cash equivalents	14	(52)	(13)
Translation	(4)	1	3
Cash and cash equivalents at beginning of period	205	215	215
Cash and cash equivalents at end of period	215	164	205

GROUP – STATEMENT OF CHANGES IN EQUITY

	Equity holders of the parent
	Share capital and premium	Other capital reserves	Accumulated losses	Fair value through OCI	Available -for-sale reserve	Actuarial (losses) gains	Foreign currency translation reserve		Non-controlling interests	Total equity

US Dollar million								Total

Balance at 31 December 2016	7,108	116	(3,119)		17	(21)	(1,386)	2,715	39	2,754
Profit (loss) for the period			(176)					(176)	11	(165)
Other comprehensive income (loss)					6		83	89		89
Total comprehensive income (loss)	—	—	(176)		6	—	83	(87)	11	(76)
Shares issued	16							16		16
Share-based payment for share awards net of exercised		(3)						(3)		(3)
Dividends paid			(39)					(39)		(39)
Dividends of subsidiaries								—	(19)	(19)
Translation		4	(4)		1	(1)		—		—
Balance at 30 June 2017	7,124	117	(3,338)		24	(22)	(1,303)	2,602	31	2,633

Balance at 31 December 2017	7,134	124	(3,359)	—	43	(16)	(1,263)	2,663	41	2,704
Impact of adopting IFRS 9			10	33	(43)			—		—
Restated opening balance under IFRS 9	7,134	124	(3,349)	33	—	(16)	(1,263)	2,663	41	2,704
Profit (loss) for the period			33					33	10	43
Other comprehensive income (loss)				25			(102)	(77)		(77)
Total comprehensive income (loss)	—	—	33	25	—	—	(102)	(44)	10	(34)
Shares issued	23							23		23
Share-based payment for share awards net of exercised		(13)						(13)		(13)
Dividends paid			(24)					(24)		(24)
Dividends of subsidiaries								—	(15)	(15)
Transfer of gain on disposal of equity investments			13	(13)				—		—
Translation		(7)	6	1				—		—
Balance at 30 June 2018	7,157	104	(3,321)	46	—	(16)	(1,365)	2,605	36	2,641

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Gold income

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

South Africa	332	525	1,101
Continental Africa	972	884	1,895
Australasia	390	315	709
Americas	514	524	1,104
	2,208	2,248	4,809
Equity-accounted investments included above	(286)	(216)	(453)
	1,922	2,032	4,356

By-product revenue

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

South Africa	6	8	15
Continental Africa	2	2	3
Australasia	1	1	2
Americas	72	70	135
	81	81	155
Equity-accounted investments included above	(1)	—	(1)
	80	81	154

Gross profit (loss)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

South Africa	(10)	(28)	(3)
Continental Africa	185	143	386
Australasia	100	66	159
Americas	157	130	253
Corporate and other	15	2	2
	447	313	797
Equity-accounted investments included above	(37)	12	(13)
	410	325	784

Segmental reporting (continued)

Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Restated	Restated

South Africa	352	563	1,129
Continental Africa	788	742	1,513
Australasia	290	250	551
Americas	430	465	987
Corporate and other	(8)	(2)	(3)
	1,852	2,018	4,177
Equity-accounted investments included above	(250)	(228)	(441)
	1,602	1,790	3,736

Amortisation

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

South Africa	42	80	133
Continental Africa	183	218	421
Australasia	63	53	130
Americas	89	110	273
Corporate and other	2	2	2
	379	463	959
Equity-accounted investments included above	(82)	(71)	(136)
	297	392	823

Capital expenditure

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

South Africa	41	81	150
Continental Africa	139	191	409
Australasia	79	66	153
Americas	75	114	234
Corporate and other	1	2	7
	335	454	953
Equity-accounted investments included above	(42)	(63)	(123)
	293	391	830

Segmental reporting (continued)

Total assets

	As at	As at	As at
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

South Africa	1,152	1,815	1,734
Continental Africa	3,109	3,089	3,153
Australasia	876	860	929
Americas	1,229	1,272	1,258
Corporate and other	238	144	145
	6,604	7,180	7,219

Notes
for the six months ended 30 June 2018

1 Basis of preparation

The financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are in terms of the JSE Listings Requirements and are consistent with those used in the annual financial statements for the year ended 31 December 2017, except for the adoption of new or amended standards applicable from 1 January 2018 as set out below.

New and amended standards adopted by the group:

As a result of the following new and amended standards, the group has changed its accounting policies and made retrospective adjustments:

•IFRS 9 Financial Instruments, and
•IFRS 15 Revenue from Contracts with Customers.

The impact of the adoption of these standards and the new accounting policies are disclosed in note 16.

The financial statements of AngloGold Ashanti have been prepared in compliance with the framework concepts and the measurement and recognition requirements of IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the six months ended 30 June 2018. These financial statements should be read in conjunction with the company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2017.

Based on materiality, certain comparatives have been aggregated.

2 Revenue

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Restated	Restated

Gold income	1,922	2,032	4,356
By-products	80	81	154
Revenue from product sales	2,002	2,113	4,510

3 Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Restated	Restated

Cash operating costs	1,208	1,272	2,728
Royalties	68	55	116
Other cash costs	5	12	19
Total cash costs	1,281	1,339	2,863
Retrenchment costs	2	3	6
Rehabilitation and other non-cash costs	(3)	13	29
Amortisation of tangible assets	294	389	817
Amortisation of intangible assets	3	3	6
Inventory change	25	43	15
	1,602	1,790	3,736

4 Other operating expenses

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

Care and maintenance costs	47	28	62
Pension and medical defined benefit provisions	5	4	9
Government fiscal claims and care and maintenance of old tailings operations	5	7	14
Other expenses	—	1	3
	57	40	88

5 Special items

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

Impairment and derecognition of assets (1)	94	115	297
Impairment of other investments	—	1	3
Retrenchment and related costs	33	75	88
Legal fees and other costs related to contract terminations and settlement costs	5	68	71
Write-down of inventories	1	3	3
Net (profit) loss on disposal of assets (2)	22	(1)	(8)
Royalties received	(6)	(7)	(18)
Indirect tax expenses (recoveries)	2	(1)	2
	151	253	438

(1) The group reviews and tests the carrying value of its mining assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Due to current market conditions and a strategic decision taken in H1 2018 to change the processing strategy of Mine Waste Solutions (MWS), whereby MWS in future will focus solely on gold recovery, the Uranium plant of the MWS cash-generating unit was fully impaired as it is unlikely to be utilised or generate future economic benefits.

US Dollar million	Tangible asset impairment	Taxation thereon	Post-tax total

MWS - Uranium plant	93	(27)	66

(2) Includes loss on non-current assets and liabilities held for sale of $25m after proceeds of $309m were received as consideration for the Moab Khotsong and Kopanang sales.

6 Finance costs and unwinding of obligations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

Finance costs	69	70	142
Unwinding of obligations	16	13	27
	85	83	169

7 Share of associates and joint ventures' profit (loss)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

Revenue	286	216	453
Operating costs, special items and other expenses	(259)	(248)	(470)
Net interest received (paid)	4	—	1
Profit (loss) before taxation	31	(32)	(16)
Taxation	(1)	20	23
Profit (loss) after taxation	30	(12)	7
Net impairment reversal of investments in associates	8	3	13
Net impairment reversal of investments in joint ventures	2	—	2
	40	(9)	22

8 Taxation

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

South African taxation
Non-mining tax	—	1	1
Prior year (over) under provision	(2)	—	—
Deferred taxation
Impairment and disposal of tangible assets	(48)	(28)	(72)
Other temporary differences	(27)	(55)	(62)
Prior year (over) under provision	—	—	15
Change in estimated deferred tax rate	(19)	—	31
	(96)	(82)	(87)

Foreign taxation
Normal taxation	108	95	201
Prior year (over) under provision	5	2	(26)
Deferred taxation
Temporary differences	26	(3)	20
Prior year (over) under provision	—	—	2
Change in statutory tax rate	—	—	(2)
	139	94	195

	43	12	108

9 Headline earnings (loss)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders	33	(176)	(191)
Net impairment (reversal) and derecognition of assets	92	116	298
Net (profit) loss on disposal of assets	22	(1)	(8)
Taxation	(48)	(28)	(72)
Headline earnings (loss)	99	(89)	27

Headline earnings (loss) per ordinary share (cents)(1)	24	(22)	6
Diluted headline earnings (loss) per ordinary share (cents) (2)	24	(22)	6

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

Number of shares
Ordinary shares	410,750,435	408,763,048	409,265,471
Fully vested options	4,720,517	3,960,156	6,174,606
Weighted average number of shares	415,470,952	412,723,204	415,440,077
Dilutive potential of share options	—	—	—
Dilutive number of ordinary shares	415,470,952	412,723,204	415,440,077

10 Share capital and premium

	As at	As at	As at
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited
Share capital
Authorised:
600,000,000 ordinary shares of 25 SA cents each	23	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
5,000,000 B redeemable preference shares of 1 SA cents each	—	—	—
30,000,000 C redeemable preference shares at no par value	—	—	—
	23	23	23

Issued and fully paid:
411,611,313 (June 2017: 409,361,419; Dec 2017: 410,054,615) ordinary shares in issue	16	16	16
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
778,896 B redeemable preference shares of 1 SA cent each	—	—	—
	16	16	16
Treasury shares held within the group
2,778,896 A and B redeemable preference shares	—	—	—
	16	16	16

Share premium
Balance at beginning of period	7,171	7,145	7,145
Ordinary shares issued	23	16	26
	7,194	7,161	7,171
Less: held within the group
Redeemable preference shares	(53)	(53)	(53)
Balance at end of period	7,141	7,108	7,118
Share capital and premium	7,157	7,124	7,134

11 Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at	As at
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Reviewed

Change in liabilities arising from financing activities:

Reconciliation of total borrowings
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	2,268	2,178	2,178
Proceeds from borrowings	283	331	815
Repayment of borrowings	(500)	(167)	(767)
Finance cost paid on borrowings	(60)	(61)	(125)
Interest charged to the income statement	62	64	130
Deferred loan fees	3	—	—
Translation	(5)	21	37
Closing balance	2,051	2,366	2,268

Reconciliation of finance costs paid:
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:

Finance cost paid on borrowings	60	61	125
Commitment fees, environmental guarantees fees and other borrowing costs	6	6	13
Total finance cost paid	66	67	138

12 Cash generated from operations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

Profit (loss) before taxation	86	(153)	(63)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	(9)	(2)	(10)
Amortisation of tangible assets	294	389	817
Finance costs and unwinding of obligations	85	83	169
Environmental, rehabilitation and other expenditure	(32)	(21)	(30)
Special items	112	246	394
Amortisation of intangible assets	3	3	6
Interest income	(9)	(8)	(15)
Share of associates and joint ventures' (profit) loss	(40)	9	(22)
Other non-cash movements	10	36	61
Movements in working capital	(132)	(165)	(156)
	368	417	1,151

Movements in working capital:
(Increase) decrease in inventories	30	(22)	(67)
(Increase) decrease in trade and other receivables	(59)	(95)	(86)
Increase (decrease) in trade, other payables and deferred income	(103)	(48)	(3)
	(132)	(165)	(156)

13 Financial risk management activities
Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.

	As at	As at	As at
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

Carrying amount	2,051	2,366	2,268
Fair value	2,101	2,470	2,377

Fair Value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Types of instruments:

Equity securities
		Jun	2018			Jun	2017			Dec	2017
	Reviewed				Reviewed				Audited
US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Other equity securities	97	—	—	97	60	—	—	60	80	—	—	80

Environmental obligations
Pursuant to environmental regulations in the countries in which we operate, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence AngloGold Ashanti is required in some circumstances to provide either reclamations bonds issued by third party entities, establish independent trust funds or provide guarantees issued by the operation, to the respective environmental protection agency or such other government department with responsibility for environmental oversight in the respective country to cover the potential environmental rehabilitation obligation in specified amounts.
In most cases, the environmental obligations will expire on completion of the rehabilitation although in some cases we are required to potentially post bonds for events unknown that may arise after the rehabilitation has been completed.
In South Africa we have established a trust fund which has assets of ZAR 1.065bn and guarantees of ZAR 0.549bn issued by various banks, for a current carrying value of the liability of ZAR 0.771bn. In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $4.2m for a current carrying value of the liability of AUD $109.8m. At Iduapriem we have provided a bond comprising of a cash component of $9.9m with a further bond guarantee amounting to $35.9m issued by Ecobank Ghana Limited and United Bank for Africa (Ghana) Ltd for a current carrying value of the liability of $43.4m. At Obuasi we have provided a bond comprising of a cash component of $20.3m with a further bank guarantee amounting to $30.0m issued by Nedbank Limited for a current carrying value of the liability of $207m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

14 Capital commitments

		As at	As at	As at
		Jun	Jun	Dec
		2018	2017	2017
	US Dollar million	Reviewed	Reviewed	Audited

	Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	111	208	87

(1)	Includes the group's attributable share of capital commitments relating to associates and joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

15 Contractual commitments and contingencies

AngloGold Ashanti's material contingent liabilities and assets at 30 June 2018 and 31 December 2017 are detailed below:

Contingencies and guarantees

	Jun 2018	Dec 2017
	Reviewed	Audited
	US Dollar million
Contingent liabilities
Litigation – Ghana (1) (2)	97	97
Litigation - North America (3)	—	—
Tax disputes – Brazil (4)	21	24
Tax dispute - AngloGold Ashanti Colombia S.A.(5)	149	150
Tax dispute - Cerro Vanguardia S.A.(6)	18	27
Groundwater pollution (7)	—	—
Deep groundwater pollution – Africa (8)	—	—

	285	298

Litigation claims

(1)
Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. On 12 July 2018, the Ghana Arbitration Centre notified AGAG that MBC had appointed an arbitrator and requested that AGAG also nominate an arbitrator.

(2)
Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions, but AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

(3)
Litigation - On 19 October 2017, Newmont Mining Co. filed a lawsuit in the United States District Court for the Southern District of New York against AngloGold Ashanti and certain related parties, alleging that AngloGold Ashanti and such parties did not provide Newmont with certain information material to its purchase of the Cripple Creek & Victor Gold Mining Company in 2015 during the negotiation- and-sale process.  AngloGold Ashanti believes the lawsuit is without merit and continues to vigorously defend against it. The matter is proceeding. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Tax claims

(4)
Tax disputes - AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions, VAT and annual property tax. Collectively, the possible amount involved is approximately $21m (2017: $24m).  Management is of the opinion that these taxes are not payable.

(5)
Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the Company’s tax treatment of certain items in the 2010 and 2011 income and equity tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $21m (2017: $21m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes may amount to $128m (2017: $129m). The Company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March and April 2015 before the Administrative Tribunal of Cundinamarca (the trial court for tax litigation). Closing arguments on the tax disputes were presented in February and June 2017 and judgement is pending. On 23 April 2018, the Administrative Tribunal denied AGAC’s arguments with respect to the 2011 income tax litigation but reduced the fine imposed to $15m. AGAC subsequently appealed this judgment. The Administrative Tribunal may take 12 months or more to deliver its decision and if an appeal from either party is sought, a final judgement could take several years. In January 2018, AGAC received notice from the DIAN that it also disagreed with AGAC’s 2013 income and equity tax returns on the same basis as the 2010 and 2011 returns. A final assessment is awaited. AGAC will likely challenge this assessment as well by filing a lawsuit before the Administrative Tribunal.

(6)
Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of $4m (2017: $6m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $14m (2017: $21m). CVSA and AFIP have corresponded on this issue over the past several years and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015, and the parties submitted their final reports in July 2017. The matter is pending with the Tax Court.

Other

(7)
Groundwater pollution - AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(8)
Deep groundwater pollution - The group has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk.  In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

16 New and amended standards adopted by the group

AngloGold Ashanti adopted IFRS 15 Revenue from Contracts with Customers (IFRS 15) and IFRS 9 Financial Instruments (IFRS 9) on 1 January 2018.

The new or amended standards became applicable for the current reporting period and the group has changed its accounting policies and made retrospective adjustments as a result of adopting the standards.

The impact of the adoption of these standards and the new accounting policies are disclosed below.

Impact of adoption - IFRS 15 Revenue from Contracts with Customers

The adoption of IFRS 15 has resulted in the reclassification of by-product revenue in Revenue from product sales where previously by-product revenue was recorded as a credit to cost of sales. Revenue from product sales includes gold income and by-product revenue. This change in classification results in a corresponding increase in costs of sales, and therefore will not have an impact on previously reported gross profit.

	As reported	IFRS 15	Restated
	Six months		Six months
	ended		ended
	Jun		Jun
	2017		2017
US Dollar million	Reviewed		Reviewed

Revenue from product sales (previously gold income)	2,032	81	2,113
Cost of sales	(1,709)	(81)	(1,790)
Gain (loss) on non-hedge derivatives and other commodity contracts	2		2
Gross profit	325	—	325

	As reported	IFRS 15	Restated
	Year		Year
	ended		ended
	Dec		Dec
	2017		2017
US Dollar million	Audited		Audited

Revenue from product sales (previously gold income)	4,356	154	4,510
Cost of sales	(3,582)	(154)	(3,736)
Gain (loss) on non-hedge derivatives and other commodity contracts	10		10
Gross profit	784	—	784

In accordance with the transitional provisions in IFRS 15, AngloGold Ashanti has applied IFRS 15 retrospectively to each prior reporting period presented in accordance with IAS 8 Accounting policies, Changes in Accounting Estimates and Errors.

The revenue accounting policy applicable from 1 January 2018:

Revenue is recognised when control of the goods passes to the customer and the performance obligations of transferring control have been met. The amount of revenue recognised reflects the consideration to which the entity is entitled in exchange for the goods transferred.

Revenue from product sales comprises sales of:

•	refined gold;

•	by-products including silver, uranium and sulphuric acid; and

•	dore bars.

Impact of adoption - IFRS 9 Financial Instruments
IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 from 1 January 2018 resulted in changes in accounting policies and adjustments to the amounts recognised in the financial statements. The new accounting policies are set out below. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated.

The group’s financial assets include debt instruments (held to maturity bonds and negotiable certificates of deposit), cash restricted for use and cash and cash equivalents which are subject to the IFRS 9 expected credit loss model as they are carried at amortised cost. The accounting policy for listed equity investments depends on the nature of the listed investment. Listed equity investments which are held to meet rehabilitation liabilities are classified as fair value through profit and loss (FVTPL) to eliminate accounting mismatch. Listed equity investments held for other purposes are classified as fair value through other comprehensive income (FVTOCI). Financial liabilities are carried at amortised cost and there is no change in their recognition or presentation under IFRS 9. The adoption of IFRS 9 did not have a significant impact on total assets, total liabilities or the results of the group.

Equity investments held in the Environmental Trust funds, previously classified as available for sale investments and measured at FVTOCI have been reclassified to FVTPL on initial adoption of IFRS 9. Equity investments held for strategic purposes are measured at FVTOCI with no recycling of profits or losses on disposal of the investments.

On 1 January 2018 management classified its financial instruments into the appropriate IFRS 9 categories.

Upon adoption of IFRS 9, available for sale reserve of $43m was transferred to the FVTOCI reserve - $33m and to accumulated losses - $10m in respect of equity investments at FVTOCI and FVTPL respectively. Refer statement of changes in equity for reclassifications.

The Financial Instruments accounting policy applicable from 1 January 2018:
Financial instruments are initially recognised at fair value when the group becomes a party to their contractual arrangements. Transaction costs directly attributable to the instrument’s acquisition or issue are included in the initial measurement of financial assets and financial liabilities, except financial instruments classified as at fair value through profit or loss (FVTPL). The subsequent measurement of financial instruments is dealt with below.

Financial liabilities

Financial liabilities are classified as measured at amortised cost.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case a new financial liability based on the modified terms is recognised at fair value.

Financial assets

On initial recognition, a financial asset is classified as measured at:

•	amortised cost;

•	Fair value through other comprehensive income (FVTOCI) - equity instruments; or

•	FVTPL.

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL, are expensed.

A financial asset is measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains or losses, together with foreign exchange gains or losses. Impairment losses are presented as separate line item in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVPL is recognised in profit or loss and presented net within other gains or losses in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

Equity instruments
Listed equity investments which are held to meet rehabilitation liabilities are classified as FVTPL. Listed equity investments held for other purposes are classified as FVTOCI.

The group subsequently measures all equity investments at fair value. Where the group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the group’s right to receive payments is established. Residual values in OCI are reclassified to retained earnings (accumulated losses) on derecognition of the related FVTOCI instruments. Changes in the fair value of financial assets at FVPL are recognised in other gains or losses in the statement of profit or loss as applicable.

Impairment of financial assets

Financial assets at amortised cost consist of trade receivables, loans, cash and cash equivalents and debt instruments. Impairment losses are assessed using the forward-looking expected credit loss (ECL) approach. An allowance is recorded for all loans and other debt financial assets not held at FVTPL. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Trade receivable loss allowances are measured at an amount equal to lifetime ECL’s. Loss allowances are deducted from the gross carrying amount of the assets. Debt securities that are determined to have a low credit risk at the reporting date and bank balances, for which credit risk has not increased significantly since initial recognition, are measured at an amount equal to 12-month ECL.

Impact of IFRS 16 Leases issued but not yet adopted

IFRS 16 Leases, with an effective date of 1 January 2019, is likely to affect future financial reporting and management is still in the process of assessing all of the potential consequences arising out of the adoption of this standard. With the removal of the operating lease classification, leases that are within the scope of IFRS 16 will result in increases in assets and liabilities. We expect a likely increase in the depreciation expense and also an increase in cash flows from operating activities as the lease payments will be recorded as financing outflows in our cash flow statement. Management expects that the mining and drilling contracts which are not classified as finance leases under the current accounting standards (IAS 17 and IFRIC 4), will potentially have the most impact on the group’s results on adoption of IFRS 16.

17 Announcements

AngloGold Ashanti completed sales of Moab Khotsong and Kopanang Mines - On 2 March 2018, AngloGold Ashanti announced that all conditions precedent have been fulfilled with respect to the sale of the Moab Khotsong Mine and related assets and liabilities to Harmony Gold Mining Company Limited, and the separate sale of Kopanang Mine and related assets and liabilities to Heaven Sent SA Sunshine Investment Company Limited as announced on 19 October 2017. Both transactions closed on 28 February 2018.

AngloGold Ashanti provides update on company leadership change and CEO search - On 16 April 2018, the Board of AngloGold Ashanti announced the resignation of Srinivasan Venkatakrishnan, who after 18 years with the Company, with the last five years as Chief Executive Officer, has accepted an offer to become CEO of Vedanta Resources Plc, the diversified resources group. He will remain in his current role until 30 August 2018.

Settlement of Silicosis and TB class action - On 3 May 2018, Richard Spoor Inc, Abrahams Kiewitz Inc and the Legal Resources Centre (representing claimants in the silicosis and tuberculosis class action litigation) and the Occupational Lung Disease Working Group (representing African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater) announced that they have reached a settlement in this matter. The agreement is still subject to ratification by the high court.

AngloGold Ashanti announces change to Board of Directors - On 15 May 2018, shareholders were advised of the resignation of Ms. Sindiswa Zilwa, as a non-executive director, with effect from 15 May 2018, for personal reasons.

AngloGold Ashanti to restructure South African cost base to ensure viability of retained assets - On 23 May 2018, AngloGold Ashanti announced that it had made the decision to begin a consultation process with employees in line with section 189 and 189A of the Labour Relations Act, with respect to restructuring its cost base to match and support a smaller operating footprint in South Africa. The current restructuring process contemplates some 2,000 roles across AngloGold Ashanti's South African business, which currently employees roughly 8,200 people.

Ghana Parliament ratifies Obuasi agreements - On 22 June 2018, AngloGold Ashanti advised that the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the Obuasi Gold Mine into a modern, productive mining operation.

Obuasi environmental permits received - On 27 June 2018, AngloGold Ashanti advised that Ghana's Environmental Protection Agency had issued environmental permits for the Obuasi Gold Mine, another important milestone paving the way for the redevelopment of this large high-grade ore body. The environmental permits relate to the Obuasi Redevelopment Project and its associated Tailings and Water infrastructure. The award of the permits follows the Parliamentary ratifications of the regulatory and fiscal agreements that cover the redevelopment of the Obuasi Gold Mine.

Kelvin Dushnisky appointed as CEO and Executive Director - On 23 July 2018, Anglogold Ashanti announced the appointment of Kelvin Dushnisky as chief executive officer and executive director of the Board of Directors of Anglogold Ashanti, effective 1 September 2018. He joins from Barrick Gold Corporation, where he holds the role of President and Executive Director.

By order of the Board

SM PITYANA S VENKATAKRISHNAN                     KC RAMON
Chairman Chief Executive Officer                    Chief Financial Officer

16 August 2018

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise. Set out below are measures extracted from financial information regularly presented to the Chief Operating Decision maker (the Chief Executive Officer and the Executive Committee).

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-GAAP financial measures are used to adjust for fair value movements on the convertible bonds as well as the highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts, which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A    Adjusted headline earnings (loss)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Unaudited	Unaudited	Unaudited

Headline earnings (loss) (note 9)	99	(89)	27
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	(9)	(2)	(10)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	1	1	3
Provision for losses and impairments (reversals) in associates	(6)	(3)	(11)
Adjusted headline earnings (loss)	85	(93)	9

Adjusted headline earnings (loss) per ordinary share (cents) (1)	21	(23)	2

(1) Calculated on the basic weighted average number of ordinary shares.

B    Price received

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Unaudited	Unaudited	Unaudited

Gold income (note 2)	1,922	2,032	4,356
Adjusted for non-controlling interests	(45)	(53)	(103)
	1,877	1,979	4,253
Associates and joint ventures' share of gold income including realised non-hedge derivatives	286	216	453
Attributable gold income including realised non-hedge derivatives	2,163	2,195	4,706

Attributable gold sold - oz (000)	1,651	1,784	3,761
Price received per unit - $/oz	1,310	1,231	1,251

C    All-in sustaining costs and All-in costs (1)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million / Imperial	Unaudited	Unaudited	Unaudited

Cost of sales per income statement (note 3)	1,602	1,790	3,736
By product revenue (note 2)	(80)	(81)	(154)
Amortisation of tangible and intangible assets	(297)	(392)	(823)
Adjusted for decommissioning and inventory amortisation	(7)	2	4
Corporate administration and marketing related to current operations	38	33	63
Associates and joint ventures' share of costs	169	159	306
Inventory writedown to net realisable value and other stockpile adjustments	1	3	3
Sustaining exploration and study costs	15	33	65
Total sustaining capital expenditure	271	400	829
All-in sustaining costs	1,712	1,947	4,029
Adjusted for non-controlling interests and non-gold producing companies	(27)	(33)	(64)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	1,685	1,914	3,965
Adjusted for stockpile write-offs	(1)	(3)	(3)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	1,684	1,911	3,962

All-in sustaining costs	1,712	1,947	4,029
Non-sustaining project capital expenditure	64	54	124
Technology improvements	3	6	10
Non-sustaining exploration and study costs	31	28	50
Care and maintenance (note 4)	47	28	62
Corporate and social responsibility costs not related to current operations	10	12	24
All-in costs	1,867	2,075	4,299
Adjusted for non-controlling interests and non-gold producing companies	(34)	(32)	(63)
All-in costs adjusted for non-controlling interests and non-gold producing companies	1,833	2,043	4,236
Adjusted for stockpile write-offs	(1)	(3)	(3)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	1,832	2,040	4,233

Gold sold - oz (000)	1,651	1,784	3,761

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	1,020	1,071	1,054

All-in cost per unit (excluding stockpile write-offs) - $/oz	1,110	1,144	1,126

(1) Refer to the Supplementary report for Summary of Operations by mine

D    Total cash costs (1)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Unaudited	Unaudited	Unaudited

Total cash costs (note 3)	1,281	1,339	2,863
By-product revenue	(80)	(81)	(154)
Adjusted for non-controlling interests, non-gold producing companies and other	(24)	(20)	(41)
Associates and joint ventures' share of total cash costs	163	149	295
Total cash costs adjusted for non-controlling interests and non-gold producing companies	1,340	1,387	2,963

Gold produced - oz (000)	1,628	1,742	3,744

Total cash cost per unit - $/oz	823	796	792

(1) Refer to the Supplementary report for Summary of Operations by mine

E    Adjusted EBITDA (2)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Unaudited	Unaudited	Unaudited

Profit (loss) before taxation	86	(153)	(63)
Add back :
Finance costs and unwinding of obligations	85	83	169
Interest received	(9)	(8)	(15)
Amortisation of tangible and intangible assets	297	392	823

Adjustments :
Other (gains) losses	(3)	4	11
Impairment and derecognition of assets (note 5)	94	115	297
Impairment of other investments (note 5)	—	1	3
Write-down of inventories (note 5)	1	3	3
Retrenchment and related costs	33	76	90
Care and maintenance (note 4)	47	28	62
Net (profit) loss on disposal of assets (note 5)	22	(1)	(8)
(Gain) loss on non-hedge derivatives and other commodity contracts	(10)	(2)	(10)
Associates and joint ventures' special items	(2)	—	(2)
Associates and joint ventures - adjustments for amortisation, interest, taxation and other	71	61	116
Other amortisation	11	11	7
Adjusted EBITDA (note F)	723	610	1,483

(2) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

F    Interest cover

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Unaudited	Unaudited	Unaudited

Adjusted EBITDA (note E)	723	610	1,483
Finance costs (note 6)	69	70	142
Interest cover - times	10	9	10

G    Free cash flow

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Unaudited	Unaudited	Unaudited

Net cash inflow (outflow) from operating activities	321	321	997
Net cash inflow (outflow) from investing activities	15	(412)	(862)
Finance costs (note 6)	(69)	(70)	(142)
Movements in restricted cash	(9)	—	8
Acquisitions, disposals and other	(309)	—	—
Free cash flow	(51)	(161)	1

H    Net asset value - cents per share

	As at	As at	As at
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Unaudited	Unaudited	Unaudited

Total equity	2,641	2,633	2,704

Number of ordinary shares in issue - million (note 10)	412	409	410
Net asset value - cents per share	642	643	659

Total equity	2,641	2,633	2,704
Intangible assets	(131)	(150)	(138)
	2,510	2,483	2,566

Number of ordinary shares in issue - million (note 10)	412	409	410
Net tangible asset value - cents per share	610	606	626

I    Net debt

	As at	As at	As at
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Unaudited	Unaudited	Unaudited

Borrowings - long-term portion	2,004	2,312	2,230
Borrowings - short-term portion	47	54	38
Total borrowings	2,051	2,366	2,268
Corporate office lease	(13)	(16)	(15)
Unamortised portion of the convertible and rated bonds	16	21	18
Cash restricted for use	(53)	(56)	(65)
Cash and cash equivalents	(215)	(164)	(205)
Net debt	1,786	2,151	2,001

Other information - Exchange rates

	Jun	Jun	Dec
	2018	2017	2017
	Unaudited	Unaudited	Unaudited

ZAR/USD average for the year to date	12.30	13.20	13.30
ZAR/USD closing	13.72	13.05	12.36

AUD/USD average for the year to date	1.30	1.33	1.30
AUD/USD closing	1.35	1.30	1.28

BRL/USD average for the year to date	3.43	3.18	3.19
BRL/USD closing	3.86	3.31	3.31

ARS/USD average for the year to date	21.62	15.71	16.57
ARS/USD closing	28.86	16.63	18.65

Administration and corporate information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
Deutsche Securities (SA) Proprietary Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
S Venkatakrishnan*§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-Executive
SM Pityana^ (Chairman)
A Garner#
R Gasant^
DL Hodgson^
NP January-Bardill^
MJ Kirkwood*
M Richter#
RJ Ruston~

* British § Indian          #American
~ Australian ^South African

Officers
Executive Vice President – Legal, Commercial and Governance and Company Secretary:
ME Sanz Perez

Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries
Investors@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website : queries@computershare.co.za

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 20, 2018

By:	/s/ M E SANZ PEREZ________

Name:	M E Sanz Perez

Title:	EVP: Group Legal, Commercial & Governance